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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 2, 2020

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)
Response to the Staff’s Comments on the Registration
Statement on Form F-1 Filed on May 22, 2020

Dear Mr. Spirgel, Mr. Foland, Mr. Littlepage and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the remaining portion of comment number 2 contained in the Staff’s letter dated May 28, 2020, on the Company’s registration statement on Form F-1 filed on May 22, 2020. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 2, 2020

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 3 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) including certain exhibits thereto and a free writing prospectus relating to the changes reflected in the Revised Registration Statement via EDGAR with the Commission.

The Company respectfully advises the Commission that it plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about June 8, 2020, and will file the joint acceleration requests (the “Acceleration Requests”) in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Comments in Letter Dated May 28, 2020

Financial Statements

22. Subsequent Events, page F-80

2.

Refer to the disclosure of the issuance of new share options. Please disclose the total fair value of the options issued in April 2020 and tell us how you determined this valuation… Disclose the total compensation expense from all issued options that you anticipate will be recognized upon the commencement date of exercise…

In response to the Staff’s comment, the Company has revised the disclosure on pages 116, F-50 and F-80 of the Revised Registration Statement. The Company respectfully advises the Staff that the total fair value of the options issued in April 2020 was calculated using the binomial option pricing model based on an estimated underlying fair value of ordinary shares of US$1.93 per share, being the midpoint of the estimated range of the initial public offering price, with assistance from an independent valuation firm, and the total compensation expenses from all issued options that will be recognized up to the commencement date of exercise is US$49.4 million, of which US$34.3 million will be recognized upon the completion of the initial public offering.

*     *     *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP